UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2015
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference are a proxy statement and proxy card to be sent to shareholders in connection with the upcoming Annual General Meeting of Shareholders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2015	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Dror Ben-Asher —————————————— Dror Ben-Asher Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street

Tel-Aviv 64739

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 29, 2015

The Annual General Meeting of Shareholders of Redhill Biopharma Ltd (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel on October 29, 2015 at 3:00 p.m Israel time, or at any adjournments thereof (the "General Meeting"), for the following purposes:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2015 and for an additional period until the next Annual General Meeting; to authorize the Company’s Board of Directors and the Company’s Audit Committee to determine the auditors’ fees; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2014; and

2.	To re-elect Dr. Kenneth Reed and Mr. Eric Swenden to the Board of Directors of the Company.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2014.

The Company currently is unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only shareholders and ADR holders of record at the close of business on September 25, 2015 shall be entitled to receive notice of and to vote at the General Meeting.

The Company's Board of Directors recommends that you vote "FOR" the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than 4 hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices no later than Thursday, October 29, 2015, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than Thursday, October 29, 2015, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel

September 30, 2015

REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street

Tel-Aviv 64739

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 29, 2015

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the Board of Directors of the Company (the "Board of Directors") of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on Thursday, October 29, 2015, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2015 and for an additional period until the next Annual General Meeting; to authorize the Company’s Board of Directors and the Company’s Audit Committee to determine the auditors’ fees; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2014; and

2.	To re-elect Dr. Kenneth Reed and Mr. Eric Swenden to the Board of Directors of the Company.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2014.

The Company currently is unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on September 22, 2015 (the "Record Date"), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on September 25, 2015, the Company had outstanding 127,029,294 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting.

Proxies

A form of proxy for use at the General Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with return envelope for the proxy. By appointing “proxies”, shareholders may vote at the General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 4 hours prior to the General Meeting, all of the shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADRs) a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices no later than Thursday, October 29, 2015, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company, no later than Thursday, October 29, 2015, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADS holders on or about September 30, 2015. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the "Companies Law").

Quorum and Voting

Two or more shareholders holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one shareholder present in person or by proxy shall constitute a quorum regardless of the number of shares represented.

Each of the resolutions to be presented at the General Meeting requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Ori Shilo, at 21 Ha'arba'a Street, Tel-Aviv, 64739 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Companies Law, will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements must be submitted to the Company by no later than October 18, 2015.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Amended and Restated Articles of Association of the Company, the Board of Directors, following receipt of the recommendation of the Company’s Audit Committee, is authorized to determine the independent auditor’s remuneration. In addition, the Listing Rules of The NASDAQ Stock Market require that the Company’s Audit Committee approve the re-appointment and remuneration of the independent auditor.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company's auditors for the year ending December 31, 2015 and for an additional period until the next Annual General Meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except as auditors.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting the following resolution be adopted:

 “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2015 and for an additional period until the next Annual General Meeting, and the Company’s Board of Directors and the Company’s Audit Committee be, and they hereby are, authorized to determine the fees of said auditors.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The Company’s Audit Committee and the Board of Directors recommend a vote FOR approval of the proposed resolution.

PROPOSAL NO. 2

ELECTION OF DIRECTORS

According to the Company’s Articles of Association, the Company's non-external directors are divided into three groups with as equal number of directors as possible. Except for the external directors (who are elected according to the provisions of the Companies Law), the term of one group of directors expires at each general annual meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the general annual meeting held in the third year following such election. At the Annual General Meeting, the terms of Dr. Kenneth Reed and Mr. Eric Swenden expire, and the Board of Directors has nominated Dr. Kenneth Reed and Mr. Eric Swenden to be re-elected as directors for an additional three-year term.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the 2018 General Annual Meeting and, if applicable, until each of their successors shall have duly taken office, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles of Association of the Company. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Both Dr. Kenneth Reed and Mr. Eric Swenden have attested to the Board of Directors and to the Company that each one of them meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The nominees to serve on the Board of Directors are:

Name	Age	Position
Dr. Kenneth Reed	61	Director
Mr. Eric Swenden	72	Director

Dr. Kenneth Reed has served as a member of the Board of Directors since December 15, 2009. Dr. Reed is a dermatologist, practicing in a private practice under the name of Kenneth Reed MD PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A from Brown University in the United States and a M.D. from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board certified dermatologist with over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology.

Eric Swenden has served as a member of the Board of Directors since May 3, 2010, and has served on the Company’s investment committee since May 5, 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion, and he currently serves on the board of directors of Lifeline Scientific, Inc., TBC S.A., Alterpharma N.V. and Gudrun N.V. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The Board of Directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Dr. Kenneth Reed and Mr. Eric Swenden be, and hereby are, each elected to hold office as directors of the Company, each for an additional three-year term.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dror Ben-Asher

Chairman of the Board of Directors
Dated: September 30, 2015

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to RedHill Biopharma Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name:	_________________	Signature: __________________
Date:	_________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

83169 Redhill VIF Proof 2

Annual General Meeting of Shareholders of RedHill Biopharma Ltd.

Date: October 29, 2015

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here   ________________ Please Date Above

____________________ Please Sign Here   ________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of RedHill Biopharma Ltd. to be held on October 29, 2015 Proxy Card for ADS Holders as of September 25, 2015

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm Eastern Time on October 23, 2015.

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2015 Mediant Communications Inc. All Rights Reserved

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83169 Redhill VIF Proof 2

RedHill Biopharma Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on October 23, 2015)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of RedHill Biopharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **September 25, 2015** at the Annual General Meeting of the Shareholders of RedHill Biopharma Ltd. to be held on **October 29, 2015** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
REDHILL Biopharma LTD.
P.O. Box 8016
CARY, NC 27512-9903

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